[LETTERHEAD OF THACHER PROFFITT AND WOOD]

February 10, 2006



BY EDGAR

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C.  20549

Attention: Filing Desk

                  Option One Mortgage Acceptance Corporation
                  Registration Statement on Form S-3/A relating to Mortgage Pass-Through Certificates and Mortgage-Backed Notes, to be combined with Registration Statement No. 333-130870 Pursuant to Rule 429
                  ------------------------------------------------------------

Ladies and Gentlemen:

         On behalf of Option One Mortgage Acceptance Corporation (the "Registrant"), we have caused to be filed with you electronically under EDGAR, the captioned registration statement on Form S-3/A. In addition, we have been advised that payment of the filing fee, in the amount of $107.00 was previously paid to you.

         The objective of the above-captioned Registration Statement is to respond to the SEC Comment Letter to Option One Mortgage Acceptance Corporation dated February 1, 2006. These comments and our corresponding responses may be found below. Please do not hesitate to contact us with any questions you may have.

GENERAL

     1. Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor has been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General Instruction I.A.4. of Form S-3. Also, please provide us with the CIK codes for any affiliate of the depositor that has offered a class of asset-backed securities involving the same asset class as this offering.

          WE CONFIRM THAT THE DEPOSITOR HAS BEEN CURRENT AND TIMELY WITH EXCHANGE ACT REPORTING DURING THE PAST TWELVE MONTHS.

     2. Please note that a takedown off of a shelf that involves assets, structural features, credit enhancement or other features that were not described in the base prospectus will usually require either a new registration statement, if to include additional assets, or a post-effective amendment. Refer to Rule 409 of the Securities Act, which requires that the registration statement be complete at the time of effectiveness, except for information that is not known or reasonably available. Please confirm for us that the base prospectus includes all assets, credit enhancements or other structural features reasonably contemplated to be included in an actual takedown.

          WE CONFIRM THAT THE BASE PROSPECTUS INCLUDES ALL ASSETS, CREDIT ENHANCEMENTS AND OTHER STRUCTURAL FEATURES REASONABLY CONTEMPLATED TO BE INCLUDED IN AN ACTUAL TAKEDOWN.

     3. Please confirm that all material terms to be included in the finalized agreements will also be disclosed in the final Rule 424(b) prospectus, or that finalized agreements will be filed simultaneously with or prior to the final prospectus. Refer to Item 1100(f) of Regulation AB.

                  WE CONFIRM THAT ALL MATERIAL TERMS OF THE OPERATIVE AGREEMENTS FOR A TAKEDOWN WILL BE DISCLOSED IN THE FINAL RULE 424(B) PROSPECTUS SUPPLEMENT AND FINAL VERSIONS OF SUCH OPERATIVE AGREEMENTS WILL BE FILED AS SOON AS PRACTICABLE FOLLOWING THE CLOSING DATE.

PROSPECTUS SUPPLEMENT
GENERAL

     4. We encourage you, in an appropriate place, to provide a graphic illustration(s) of the flow of funds and payment priorities and allocations, including any subordination features, to assist investors in understanding the payment flow on all classes of issued notes. Refer to Item 1103(a)(3)(vi) of Regulation AB.

          WE DO NOT BELIEVE THAT A GRAPHICAL ILLUSTRATION OR FLOW CHART WOULD MATERIALLY AID AN INVESTOR'S UNDERSTANDING OF THE FLOW OF FUNDS BECAUSE THE PROSPECTUS SUPPLEMENT PROVIDES INVESTORS WITH A DETAILED DESCRIPTION OF HOW PAYMENTS ON THE MORTGAGE LOANS ARE DISTRIBUTED TO THE CERTIFICATES. ADDITIONALLY, WE DO NOT BELIEVE THAT THE ABSENCE OF A GRAPHICAL ILLUSTRATION OR FLOW CHART BE MISLEADING OR A MATERIAL OMISSION FROM THE PROSPECTUS SUPPLEMENT.

NIMS INSURER, PAGE S-6

     5. Your disclosure regarding the NIMS Insurer seems to indicate that you plan to use the overcollateralization amount as security for a financial guaranty with respect to a different trust. Please revise the description of overcollateralization in the summary and in the body of the document to clarify, or advise. Additionally, please expand the disclosure in the body of the document to provide a separate section discussing the NIMS Insurer, the rights it holds and the effect it may have on the flow of funds. This disclosure should be in addition to the related risk factor you have included.

          THE CLASSES OF CERTIFICATES GUARANTEED BY A NIMS INSURER ARE FULLY SUBORDINATED TO ANY CLASS OF PUBLICLY OFFERED CERTIFICATES. AS A RESULT, WE DO NOT FEEL THAT IT IS NECESSARY TO EXPAND THE DISCLOSURE OF OVERCOLLATERALIZATION OR OF THE NIMS INSURER BEYOND WHAT IS
          CURRENTLY IN THE PROSPECTUS SUPPLEMENT. THE DISCLOSURE THAT IS CURRENTLY SET FORTH IN THE PROSPECTUS SUPPLEMENT DESCRIBES THE RIGHTS OF A NIMS INSURER WHICH COULD SUPERSEDE THE RIGHTS OF A HOLDER OF A CLASS OF PUBLICLY OFFERED CERTIFICATES.

PRE-FUNDING ACCOUNTS, PAGE S-10

     6. While we note the disclosure on page 42 of the base prospectus indicating that transfers of additional loans will "generally" be made within 3 months after the closing date, please confirm that the duration of any pre-funding period will not extend beyond one year from the date of issuance. Also, please revise your disclosure to reflect that you will not use more than 50% of the PROCEEDS OF THE OFFERING to fund the account. Please refer to Item 1101(c)(3)(ii) of Regulation AB.

          WE CONFIRM THAT ANY PRE-FUNDING PERIOD WILL NOT EXTEND BEYOND ONE YEAR FROM THE RELATED CLOSING DATE. PLEASE REFER TO THE UPDATED DISCLOSURE ON PAGE S-47.

CREDIT ENHANCEMENT, PAGE S-11

     7. Please include a bracketed placeholder for other possible credit enhancement and derivative disclosure here and on page S-68 and S-77. We note the credit enhancement you contemplate using on page 46 and derivatives on page 52 of the base prospectus.

          PLEASE REFER TO THE UPDATED DISCLOSURE ON PAGES S-73 AND S-85.

     8. Please add bracketed language to clarify that you will provide the financial information as outlined in Item 1114(b)(1) and (2) of Regulation AB if the aggregate significance percentage is 10% or more.

          WE HAVE REVISED THE DISCLOSURE ON PAGES S-13 AND S-73 TO INCLUDE A PLACEHOLDER TO PROVIDE FURTHER DISCLOSURE WHEN THE AGGREGATE SIGNIFICANCE PERCENTAGE IS GREATER THAN 10%, AS STIPULATED IN ITEM 1114(B)(1) AND (2) OF REGULATION AB.

INTEREST RATE SWAP AGREEMENT, PAGE S-12

     9. We note that you may enter into interest rate or currency swaps. Please add bracketed language, in an appropriate section, to clarify that you will provide all of the information required by Item 1115 of Regulation AB.

          WE HAVE ADDED A PLACEHOLDER FOR THE ADDITION OF ADDITIONAL LANGUAGE WHICH MAY BE NECESSARY TO COMPLY WITH ITEM 1115 OF REGULATION AB. PLEASE SEE THE UPDATED DISCLOSURE ON PAGES S-13 AND S-83.

LEGAL ACTION PENDING AGAINST THE [DEPOSITOR/TRUSTEE], PAGE S-26

     10. Please note that Item 1117 of Regulation AB requires disclosure of any legal proceedings pending against the sponsor, seller, servicer, depositor, trustees, issuing entity or other transaction parties that would be material to investors. Please revise this section to include disclosure regarding all parties. We also note your disclosure on page 25 concerning litigation related to Option One Mortgage Corporation. Please revise to provide a description of such litigation in this section or advise.

          PLEASE REFER TO THE UPDATED DISCLOSURE ON PAGE S-27.

UNDERWRITING STANDARDS, PAGE S-49

     11. We note that the first sentence of this section indicates that none of the depositor or underwriters makes any representation as to the accuracy and completeness of the information provided in this section by Option One Mortgage Corporation. Please note that a disclaimer of liability for material information provided by the issuer or underwriters or any of their affiliates is not appropriate. Please revise the disclaimer here, and delete any other similar disclaimers in the prospectus.

          PLEASE REFER TO THE UPDATED DISCLOSURE ON PAGE S-48.

BASE PROSPECTUS
COVER PAGE

     12. Please revise the second sentence on the cover page to ensure that it accurately reflects the language under Item 1102(d) of Regulation AB. In this regard, please clarify that the securities represent the obligations of the issuing entity.

                  PLEASE REFER TO THE UPDATED DISCLOSURE PROVIDED IN THE SECOND SENTENCE ON THE COVER PAGE OF THE BASE PROSPECTUS.

THE MORTGAGE POOLS, PAGE 15

     13. We note your disclosure in the sixth paragraph indicating that delinquent and non-performing loans may be included in the asset pool. Please confirm that non-performing assets will not be part of the asset pool as of the measurement date and revise accordingly. Refer to
          Item  1101(c)(2)(iii)  as well as the definition of  non-performing in
          Item 1101(g) of Regulation AB. Additionally, tell us how you will comply with the Form S-3 eligibility requirements set forth in General Instruction I.B.5.

          PLEASE REFER TO THE REVISED DISCLOSURE ON PAGE 16. IN ORDER TO COMPLY WITH GENERAL INSTRUCTION I.B.5., WE CONFIRM THAT IN NO EVENT WILL THE DELINQUENT MORTGAGE LOANS CONSTITUTE MORE THAN 20% OF THE AGGREGATE PRINCIPAL BALANCE OF THE MORTGAGE LOANS AS OF THE RELATED CUT-OFF DATE.

SPECIAL SERVICERS, PAGE 27

     14. We note that the rights and obligations of any Special Servicer will be specified in the related prospectus supplement. Please add bracketed language to the prospectus supplement to indicate disclosure will be provided to the extent material if the servicers meet the thresholds in accordance with Item 1108(a)(3) of Regulation AB.

          PLEASE REFER TO THE REVISED DISCLOSURE ON PAGE S-65 OF THE PROSPECTUS SUPPLEMENT.

DESCRIPTION OF THE CERTIFICATES, PAGE 32
GENERAL

     15. We note that the last sentence of the second full paragraph on page 32 contemplates that trust assets may also include "certificates of interest or participations in Mortgage Loans." Please revise to remove this reference or, if you intend to include such participations in asset pools, comprehensively revise throughout the filing to provide more information regarding these interests, including a description of how they would comply with the requirements of Rule 190 of the Securities Act. You may refer to SEC Release 33-8518, Section III.6.

          PLEASE REFER TO THE REVISED DISCLOSURE ON PAGES 33 AND 34.

DISTRIBUTIONS OF INTEREST AND PRINCIPAL ON THE CERTIFICATES, PAGE 41

     16. While we note that a related prospectus supplement will specify the interest rate or the method for determining the interest rate for each class of securities, please revise the disclosure in your base prospectus to provide a list of all possible indices that may be used to determine such interest rates.

          PLEASE REFER TO THE REVISED DISCLOSURE ON PAGE 42.

DERIVATIVES, PAGE 52

     17. We note you contemplate swaps other than interest or currency swaps. Please tell us how these additional derivative arrangements would meet the definition of an asset backed security. Refer to Section III.A.2.a. of the Regulation AB Adopting Release (Release No. 33-8518; 34-50905) and Item 1115 of Regulation AB.

          AS STATED IN THE DISCLOSURE, ANY DERIVATIVE INCLUDED IN A SECURITIZATION WILL BE RELATED TO THE MORTGAGE LOANS INCLUDED IN SUCH SECURITIZATION (E.G., THE NOTIONAL AMOUNT WILL EQUAL THE AGGREGATE PRINCIPAL BALALNCE OF THE MORTGAGE LOANS AS OF THE CLOSING DATE). IN NO EVENT WILL ANY SECURITIZATION INCLUDE A DERIVATIVE THAT REFERENCES A POOL OF ASSETS OTHER THAN THE MORTGAGE LOANS INCLUDED IN THE TRANSACTION.

PURCHASE OBLIGATIONS, PAGE 56

     18. We note from your disclosure in this section that in addition to purchase obligations related to mortgage loans, there may also be purchase obligations related to the actual certificates. Please tell us whether the purchase obligations with respect to the certificates involve any investor discretion.

          A PURCHASE OBLIGATION IS A FORM OF CREDIT ENHANCEMENT INTENDED TO GUARANTEE THE MATURITY OF A CLASS OR CLASSES OF CERTIFICATES. FOR INSTANCE, IN A TRANSACTION WHERE THE MORTGAGE POOL INCLUDES ADJUSTABLE-RATE MORTGAGE LOANS THAT ARE FIXED FOR A CERTAIN NUMBER OF YEARS FOLLOWING ORIGINATION THE ISSUING ENTITY MAY REQUIRE A MANDATORY AUCTION OF CERTAIN CLASSES OF CERTIFICATES AT THE END OF THE FIXED RATE PERIOD. IN ORDER TO GUARANTEE THAT CERTIFICATEHOLDERS RECEIVE THE FULL AMOUNT OF THEIR REMAINING CERTIFICATE PRINCIPAL BALANCE, THE ISSUING ENTITY WOULD ENTER INTO A SWAP WHEREBY THE SWAP PROVIDER AGREES TO PAY THE FULL CERTIFICATE PRINCIPAL BALANCE OF THE RELATED CERTIFICATES IN EXCHANGE FOR ANY AMOUNTS IN EXCESS THEREOF RECEIVED AT AUCTION.

     19. Since the disclosure on page 19 indicates that mortgage loans subject to purchase obligations may be remarketed, please tell us whether the same is true for the certificates and, if so, whether the sponsor, depositor or any of their affiliates would be engaged in the remarketing activities.

          PLEASE REFER TO OUR RESPONSE TO COMMENT 18.

PART II, ITEM 17

     20. Please update this section to provide the new undertakings required by revised Item 512(a) of Regulation S-K.

          PLEASE REFER TO THE REVISED DISCLOSURE CONTAINED IN PART II.



         If you require any additional information, please call the undersigned at (212) 912-7550.

                                                     Very truly yours,



                                                     Mark A. Russo